

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-3561

Mail Stop 3561

September 12, 2008

T. J. Jesky
Chief Executive Officer
EZJR, Inc.
3415 Ocatillo Mesa Way
North Las Vegas, NV 89031

> **Re: EZJR, Inc.**
> **Amendment No. 3 to**
> **Form 10-KSB**
> **Filed August 28, 2008**
> **File No. 000-51861**

Dear Mr. Jesky:

        We have completed our review of your Form 10-KSB and related amendments and correspondence and have no further comments at this time.

Sincerely,

James Lopez
Legal Branch Chief

cc: EZJR, Inc.
        Fax: (702) 221-1963